SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

Xponential Fitness, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98422X101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98422X101
1.	Names of Reporting Persons DESALKIV Portfolios, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,778,611
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,778,611
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,611
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%[1]
12.	Type of Reporting Person (See Instructions) OO

1 This percentage figure is based upon 32,669,649 shares of Class A Common Stock outstanding, composed of: (i) 30,891,038 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, and (ii) approximately 1,778,611 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.

CUSIP No. 98422X101
1.	Names of Reporting Persons D. E. Shaw Manager, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,778,611
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,778,611
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,611
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%[1]
12.	Type of Reporting Person (See Instructions) OO

1 This percentage figure is based upon 32,669,649 shares of Class A Common Stock outstanding, composed of: (i) 30,891,038 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, and (ii) approximately 1,778,611 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.

CUSIP No. 98422X101
1.	Names of Reporting Persons D. E. Shaw Adviser, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 1,778,611
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 1,778,611
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,778,611
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.4%[1]
12.	Type of Reporting Person (See Instructions) IA

1 This percentage figure is based upon 32,669,649 shares of Class A Common Stock outstanding, composed of: (i) 30,891,038 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, and (ii) approximately 1,778,611 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.

CUSIP No. 98422X101
1.	Names of Reporting Persons D. E. Shaw & Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,440,649
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,440,649
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,649
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%[1]
12.	Type of Reporting Person (See Instructions) OO

1 This percentage figure is based upon 32,669,649 shares of Class A Common Stock outstanding, composed of: (i) 30,891,038 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, and (ii) approximately 1,778,611 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.

CUSIP No. 98422X101
1.	Names of Reporting Persons D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,440,649
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,440,649
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,649
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%[1]
12.	Type of Reporting Person (See Instructions) IA, PN

1 This percentage figure is based upon 32,669,649 shares of Class A Common Stock outstanding, composed of: (i) 30,891,038 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, and (ii) approximately 1,778,611 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.

CUSIP No. 98422X101
1.	Names of Reporting Persons David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 2,440,649
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 2,440,649
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,440,649
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.5%[1]
12.	Type of Reporting Person (See Instructions) IN

1 This percentage figure is based upon 32,669,649 shares of Class A Common Stock outstanding, composed of: (i) 30,891,038 shares of Class A Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2023, and (ii) approximately 1,778,611 shares of Class A Common Stock issuable upon conversion of convertible preferred securities.

Item 1.
(a)	Name of Issuer
Xponential Fitness, Inc.

(b)	Address of Issuer's Principal Executive Offices
17877 Von Karman Ave., Suite 100 Irvine, CA 92614

Item 2.
(a)	Name of Person Filing
DESALKIV Portfolios, L.L.C. D. E. Shaw Manager, L.L.C. D. E. Shaw Adviser, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

  DESALKIV Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw Manager, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw Adviser, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

  David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number
98422X101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of December 31, 2023:

(a)	Amount beneficially owned:

	DESALKIV Portfolios, L.L.C.:	1,778,611 shares
This is composed of 1,778,611 shares that DESALKIV Portfolios, L.L.C. has the right to acquire through convertible preferred securities.

	D. E. Shaw Manager, L.L.C.:	1,778,611 shares
This is composed of 1,778,611 shares that DESALKIV Portfolios, L.L.C. has the right to acquire through convertible preferred securities.

	D. E. Shaw Adviser, L.L.C.:	1,778,611 shares
This is composed of 1,778,611 shares that DESALKIV Portfolios, L.L.C. has the right to acquire through convertible preferred securities.

D. E. Shaw & Co., L.L.C.:	2,440,649 shares
This is composed of (i) 1,778,611 shares that DESALKIV Portfolios, L.L.C. has the right to acquire through convertible preferred securities and (ii) 662,038 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

D. E. Shaw & Co., L.P.:	2,440,649 shares
This is composed of (i) 1,778,611 shares that DESALKIV Portfolios, L.L.C. has the right to acquire through convertible preferred securities and (ii) 662,038 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

David E. Shaw:	2,440,649 shares
This is composed of (i) 1,778,611 shares that DESALKIV Portfolios, L.L.C. has the right to acquire through convertible preferred securities and (ii) 662,038 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

(b)	Percent of class:

DESALKIV Portfolios, L.L.C.:	5.4%
D. E. Shaw Manager, L.L.C.:	5.4%
D. E. Shaw Adviser, L.L.C.:	5.4%
D. E. Shaw & Co., L.L.C.:	7.5%
D. E. Shaw & Co., L.P.:	7.5%
David E. Shaw:	7.5%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
DESALKIV Portfolios, L.L.C.:	-0- shares
D. E. Shaw Manager, L.L.C.:	-0- shares
D. E. Shaw Adviser, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:

DESALKIV Portfolios, L.L.C.:	1,778,611 shares
D. E. Shaw Manager, L.L.C.:	1,778,611 shares
D. E. Shaw Adviser, L.L.C.:	1,778,611 shares
D. E. Shaw & Co., L.L.C.:	2,440,649 shares
D. E. Shaw & Co., L.P.:	2,440,649 shares
David E. Shaw:	2,440,649 shares

(iii)	Sole power to dispose or to direct the disposition of:
DESALKIV Portfolios, L.L.C.:	-0- shares
D. E. Shaw Manager, L.L.C.:	-0- shares
D. E. Shaw Adviser, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
DESALKIV Portfolios, L.L.C.:	1,778,611 shares
D. E. Shaw Manager, L.L.C.:	1,778,611 shares
D. E. Shaw Adviser, L.L.C.:	1,778,611 shares
D. E. Shaw & Co., L.L.C.:	2,440,649 shares
D. E. Shaw & Co., L.P.:	2,440,649 shares
David E. Shaw:	2,440,649 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member of (i) D. E. Shaw Adviser, L.L.C., which in turn is the investment adviser of DESALKIV Portfolios, L.L.C. and (ii) D. E. Shaw Adviser II, L.L.C., which in turn is the investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the managing member of (i) D. E. Shaw Manager, L.L.C., which in turn is the manager of DESALKIV Portfolios, L.L.C. and (ii) D. E. Shaw Manager II, L.L.C., which in turn is the manager of D. E. Shaw Galvanic Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 2,440,649 shares as described above constituting 7.5% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 2,440,649 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of DESALKIV Portfolios, L.L.C., D. E. Shaw Manager, L.L.C., D. E. Shaw Adviser, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: February 14, 2024

DESALKIV Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Manager, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Adviser, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw